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                                                                      EXHIBIT  6


ORGANIZATION AND COMPENSATION OF THE BOARD OF DIRECTORS

The Board of Directors has an executive committee (the "Executive Committee"), an audit committee (the "Audit Committee"), and a compensation committee (the "Compensation Committee"). The members of such committees are identified under "Directors". The Board of Directors has no standing nominating committee.

The Executive Committee has the authority to exercise all but certain specified powers of the Board of Directors when the Board is not in session. The Executive Committee did not hold any meetings in fiscal 1995.

The Audit Committee recommends to the Board of Directors the appointment of the independent auditors of the Company, reviews the scope of audits, reviews and recommends to the Board of Directors financial reporting and accounting practices, reviews the adequacy of the system of internal accounting control of the Company, and has responsibility with respect to audit matters generally. The Audit Committee held one meeting in fiscal 1995.

The Compensation Committee approves, or in some cases recommends to the Board of Directors, remuneration arrangements and compensation plans involving the Company's directors, officers, and employees and administers the Employees Savings and Retirement Plan described below. The Compensation Committee held one meeting in fiscal 1995.

The Board of Directors held four meetings during fiscal 1995. At intervals between formal meetings, members of the Board are provided with information regarding the operations of the Company and are consulted informally from time to time with respect to pending business. No Director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees on which he served during fiscal 1995.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation paid by the Company to its Chief Executive Officer who was the only executive officer of the Company whose salary and bonus from the Company for services rendered during fiscal 1995 exceeded $100,000.

                                                             ANNUAL COMPENSATION
                                                     ----------------------------------
NAME AND PRINCIPAL POSITION           FISCAL YEAR    SALARY (1)    BONUS   OTHER (2)(3)
- ---------------------------           -----------    ----------    -----   ------------
Randolph M. Moity                        1995         $293,751       --      $11,344
Chairman and Chief Executive Officer     1994          275,000       --       12,224
                                         1993          275,000       --        1,136

- ---------------
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         (1)     Does not include perquisites and other benefits, the aggregate amount of which did not exceed, with respect to the named individual, the lesser of $50,000 or 10% of the total of such individual's annual salary and bonus for the year shown.

         (2) Consists of contributions made by the Company to its Savings and Retirement Plan on behalf of the named executive, car allowance and director's fees.

         (3) Mr. Moity was not eligible to participate in the Company's Employees' 1991 Incentive Compensation Program (the "1991 Program") during fiscal years 1993 and 1994, and although he was eligible to participate in such program during fiscal year 1995, no award was made to him during such year. Mr. Moity was not eligible to participate in the Company's 1994 Non-Employee Directors' Incentive Compensation Program (the "1994 Program") during the years shown.



EMPLOYMENT AGREEMENTS

The Company has an employment agreement with Mr. Randolph M. Moity pursuant to which he is employed by the Company as Chairman, Chief Executive Officer and President for a three-year term expiring in October 1997. Under such agreement, Mr. Moity receives a salary of $300,000 per year plus a quarterly bonus of up to 5.0% of the Company's profit before taxes, with a maximum annual bonus of $250,000 per year. Mr. Moity did not accept the bonus to which he was entitled for the fiscal years ended June 30, 1995, June 30, 1994 and June 30, 1993. The employment agreement with Mr. Moity contains a covenant that, upon the expiration or termination of the agreement, Mr. Moity will not compete with the Company for a period of two years from the date of such expiration or termination. Prior to October 1994, Mr. Moity served as Chairman and Chief Executive Officer of the Company pursuant to a similar three-year employment contract with the Company. Mr. Moity's salary under such contract was $275,000 per year and his bonus was 2.5% of the Company's profit before taxes, with a maximum bonus of $250,000 per year.

The Company also had an employment agreement with Mr. Kenneth J. Boutte pursuant to which he was employed by the Company as President and Chief Operating Officer for a three year term that expired in December 1994. Under such agreement, Mr. Boutte received a salary of $200,000 per year and was entitled to a quarterly bonus of up to 2.5% of the Company's profit before taxes, with a maximum bonus of $250,000 per year. Mr. Boutte did not accept the bonus to which he was entitled for the fiscal years ended June 30, 1995, June 30, 1994 and June 30, 1993. The employment agreement with Mr. Boutte contained a covenant that, upon the expiration or termination of the agreement, Mr. Boutte would not compete with the Company for a period of two years from the date of such expiration or termination. Mr. Boutte' employment agreement terminated in December 1994 at which time he resigned as President and Chief Operating Officer of the Company.
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COMPENSATION OF DIRECTORS

Directors receive an annual retainer of $5,000 plus a stipend for each Board or committee meeting attended, with the aggregate of such stipend not exceeding $2,500 per year per director. All directors are reimbursed for travel and other related expenses incurred in attending Board and committee meetings.
The Company maintains errors and omissions directors and officers liability insurance for its executive officers and directors.

1994 NON-EMPLOYEE DIRECTORS' INCENTIVE COMPENSATION PROGRAM

Under the terms of the 1994 Non-Employee Directors' Incentive Compensation Program, directors who, as of the date of award, are not employees of the Company or any of its subsidiaries may elect to receive their annual retainer fee in either cash or an equivalent amount of Company securities, or partly in cash and partly in Company securities. At present, all of the directors except Mr. Moity are eligible non-employee directors. Mr. Boutte became eligible upon his resignation as President and Chief Operating Officer in December 1994. The terms of the 1994 Program are in all other respects the same as those of the Employees' 1991 Incentive Compensation Program which is described below under the heading Executive Compensation - Employees' 1991 Incentive Compensation Program. Mr. Moity, the Chairman of the Board, administers the 1994 Program.

EMPLOYEES' 1991 INCENTIVE COMPENSATION PROGRAM

Under the 1991 Program, all employees and certain other individuals may receive stock incentives and/or cash incentives. Six types of awards may be granted under the 1991 Program: (i) incentive stock options and non-statutory stock options; (ii) stock appreciation rights; (iii) stock awards; (iv) restricted stock; (v) performance shares; and (vi) cash awards and loans. An aggregate of 200,000 shares of Common Stock may be issued pursuant to the 1991 Program (such number being subject to antidilution adjustments under certain circumstances). Shares awarded pursuant to the 1991 Program may consist of previously unissued shares or issued shares held as treasury shares. Presently, plan participants and awards to participants are determined by the Compensation Committee of the Board of Directors. Certain of the awards are subject to vesting requirements. Upon certain changes in control of the Company, all restrictions imposed on awards under the 1991 Program will lapse, all unvested rights will vest, and all stock options and similar rights granted under the plan will become fully exercisable, subject to certain limitations imposed by the plan.

The recipient of a restricted stock award is the record owner of the shares awarded. As such, the recipient may vote the shares covered by the award and receives dividends with respect thereto, but generally may not sell, pledge, or otherwise transfer such shares until the restriction period imposed by the Compensation Committee comes to an end.

During the fiscal years ended June 30, 1995, June 30, 1994 and June 30, 1993, no awards under the 1991 Program were made to the individual named in the Summary Compensation Table above.
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EMPLOYEES SAVINGS AND RETIREMENT PLAN

The Company maintains a 401(k) and Profit Sharing Plan (the "Retirement Plan") that generally covers all full time employees, provided that they first become eligible to participate by completing 1,000 hours of employment within a calendar year. Outside directors do not participate in the Retirement Plan.

Under the Retirement Plan, the Company in its discretion, may make contributions to the Retirement Plan in Common Stock. Participants share in each Company contribution in the proportion that their compensation bears to the total compensation of all participants. Compensation for this purpose does not include bonuses and may not exceed $200,000 in the case of any one participant. Vesting as to Company contributions begins after one year of employment, with full vesting occurring after five years or upon death or retirement.

Participants in the Retirement Plan are not required to make any contributions thereto. However, participants may elect to have their compensation reduced by an amount up to 15% of their compensation, including bonuses, and have such amount contributed to the Retirement Plan. Such salary deferred contributions cannot exceed certain dollar limitations provided in the Internal Revenue Code ($9,240 in 1995). Participants are always 100% vested as to their salary deferred contributions.

The Company matches a participant's salary deferred contributions by contributing to the Retirement Plan Common Stock equal in value to 25% of the first 4% of the participant's salary deferrals for the quarter. The Company's matching contribution cannot exceed 1% of the participant's compensation. For the fiscal year ended June 30, 1995, Company matching contributions to the Retirement Plan totaled $36,048 in Common Stock.

At June 30, 1995, 90 of the 221 employees of the Company were participating in the Retirement Plan.

                              CERTAIN TRANSACTIONS

From July 1992 until March 1995, the Company leased office space for its corporate headquarters in Lafayette, Louisiana from a corporation in which Mr. Moity, the Company's Chairman and Chief Executive Officer, had a substantial interest. The term of such lease was 10 years commencing July 1, 1992. The base rental during the first five years of this lease was $11,781 per month. On July 1, 1993, the Company began leasing additional office space from the same corporation. The term of such lease was three years and the rental was $2,445 per month. In March 1995, the office building was sold to an unaffiliated third party. The Company continues to lease space in the office building at prevailing market rates. In March 1995, Mr. Moity purchased the building which houses the Company's laboratory. The Company leases 12,000 square feet in such building at a monthly rate of $7,000.

The Company leases from Mr. Moity certain real property and buildings located in New Iberia, Louisiana. The property consists of 8.1 acres and three buildings totalling approximately 14,000 square feet. The lease expires on July 1, 2005, with a ten-year renewal option in favor
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of the Company.  The annual rental is $48,000, but may increase as a result of ongoing negotiations between the Company and Mr. Moity related to certain improvements that may be made to the property. In addition, the Company currently leases from Mr. Moity's mother certain real property located in New Iberia, Louisiana. The lease expires on July 1, 2005, with a ten-year renewal option. The annual rental is $12,000.

For a 60 day period beginning on November 23, 1994, Mr. Moity pledged to the bank 425,000 shares of his stock in the Company (the "Pledged Shares") to provide up to $1.5 million of additional collateral under the Company's line of credit. The line of credit with the bank provided for maximum indebtedness of the lesser of $7 million or 80% of eligible accounts receivable. During the 60 day period, the maximum indebtedness under the line of credit could not exceed the lesser of $7 million or the sum of (i) 80% of eligible accounts receivable and (ii) the lesser of $1.5 million or 60% of the fair market value of the Pledged Shares. For a portion of the 60 day period, the Company borrowed the maximum additional amount provided by the Pledged Shares. After the 60 day period, the pledge expired, the Pledged Shares were returned to Mr. Moity, and the maximum indebtedness under the line of credit reverted to the lesser of $7 million or 80% of eligible accounts receivable.

During fiscal 1995, the Company borrowed $100,000 from Mr. Moity. This loan bore interest at New York Prime plus one percent (10.0% at June 30, 1995). Interest expense in fiscal 1995 related to this loan was approximately $6,400. The Company repaid this loan in full on September 15, 1995.

The Company also leases one of its locations from the father of Mr. Boutte, a Director and former President of the Company, at a current rate of approximately $4,000 per month. Such lease terminates on February 25, 2001, and is subject to annual rent escalations.

Management believes that the terms of the foregoing transactions are reasonable and no less favorable to the Company than terms available from unaffiliated third parties.

The Company has entered into an Exclusive Marketing Agreement, dated October 12, 1994 (the "Marketing Agreement"), with Meridian Technologies, Inc., ("Meridian"), a Delaware corporation, pursuant to which Meridian is granted the exclusive right to market products manufactured by a chemical evaporation facility (the "Facility") to be built and operated by the Company in Manistee, Michigan. The Company will compensate Meridian for its marketing services by paying Meridian 18% of all pre-tax profit derived from the sale of products produced by the Facility. Meridian will be paid such compensation on products produced from the Facility that are used by the Company as well as those sold to third parties.

In addition to the above described compensation, the Company will pay Meridian a minimum or base compensation of $210,000 annually, subject to certain minimum performance requirements.

The Company has also entered into a credit agreement with Meridian pursuant to which the Company has agreed to lend to Meridian up to $290,320. As of the date of this proxy statement Meridian has borrowed $179,802 pursuant to the terms of the credit agreement.
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Advances made by the Company under the credit agreement bear interest from the date of each advance until paid at the rate of New York Prime plus two percent per annum.

David L. Bush, Vice President--Marketing of the Company is the owner of 20% of the outstanding common stock of Meridian. The Company has call options from each of the shareholders of Meridian pursuant to which it can purchase 82% of their respective interests in Meridian for a total purchase price of $25,420.

                        COMPENSATION COMMITTEE REPORT ON
                             EXECUTIVE COMPENSATION

During fiscal 1995, the Compensation Committee of the Company's Board of Directors (the "Committee") was composed of James C. Roddy, Richard M. Currence and Harry E. Barsh, Jr., each of whom is an outside director of the Company. This report describes the elements of the Company's executive officer compensation program and the basis on which fiscal 1995 compensation determinations were made by the Committee with respect to the executive officers of the Company, including the officer named in the Summary Compensation Table included in this proxy statement.

EXECUTIVE COMPENSATION POLICY

The Company's executive compensation policy is to ensure that executive compensation is linked directly to continuous improvements in corporate performance and increases in stockholder value, while at the same time ensuring that key employees are motivated and retained. The Company seeks to implement this policy by (1) setting compensation levels that are externally competitive and internally equitable, (2) interrelating annual executive compensation with the results of individual performances and overall Company performance, and (3) motivating executives and key employees towards achieving long-term strategic results by aligning employee and stockholder interests through the increased value of the Company's stock.

COMPONENTS OF EXECUTIVE COMPENSATION

The Committee reviews the Company's compensation programs to ensure that remuneration levels and incentive opportunities are competitive and reflect performance. The Company's executive compensation program includes base salary, annual cash bonuses and incentive compensation awards, each of which is tied to performance, as well as a savings and retirement plan.

Base Salary. The Committee reviews the performance of each senior executive officer individually with the Chief Executive Officer and determines an appropriate salary level for each senior officer based primarily on individual performance, with Company performance and industry conditions taken into account. For fiscal year 1995, acting on recommendations made by the Chief Executive Officer, base salary increases were approved for two of the executive officers.
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Cash Bonus Program.  The Company's officers are eligible to participate in an annual bonus program. Individual performance, as well as Company performance, industry conditions and strategic objectives are considered in making awards, which are payable in cash. These awards are recommended by the Chief Executive Officer to the Committee and approved by the Board. After consideration of the Company's financial performance during fiscal year 1995, no cash bonuses were awarded.

Incentive Compensation Program. The Committee strongly believes that by providing those persons who have substantial responsibility for the management and growth of the Company with an opportunity to increase their ownership of Company stock, the best interests of stockholders and executives will be closely aligned. Therefore, executives, as well as all other full-time employees, of the Company are eligible to receive incentive compensation awards from time to time. The nature and amount of awards made to executive officers are based on competitive practices as well as individual and Company performance. As a result of the Company's financial performance in fiscal year 1995, no incentive compensation awards were made.

Savings and Retirement Plan. All full-time employees of the Company who have completed one year of eligibility service, including its executive officers, are eligible to participate in the Company's Savings and Retirement Plan described in the proxy statement on page 7. For fiscal year 1995, the employer contributions represented approximately .4% of the Company's fiscal year 1995 salary and benefits. Reference is made to the discussion of the Savings and Retirement Plan in this proxy statement and to footnote 2 on page 5 for the contributions credited to the accounts of the named executive officer included in the Summary Compensation Table.

FISCAL YEAR 1995 COMPENSATION OF CHIEF EXECUTIVE OFFICER

In considering the compensation for the Chief Executive Officer for fiscal year 1995, the Committee reviewed the existing compensation arrangement and both Company and individual performances. The 1994 employment agreement between the Company and Mr. Moity was designed to provide him with a fully competitive base salary and annual incentive opportunities. See "Employment Agreements". Because of the nature of the 1994 employment arrangement, the Committee has made the following determinations regarding the compensation of Mr. Moity:

         (1) The base salary for Mr. Moity remains unchanged from the base salary that was authorized in the 1994 employment agreement. The Committee determined that Mr. Moity's base salary continues to be at the desired competitive level relative to industry standards.

         (2) The Committee accepted the waiver by Mr. Moity of the bonus awards for the first and second quarters of fiscal year 1995. No bonus was due for the third or fourth quarter of fiscal year 1995.
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SUMMARY

After its review of all existing programs, the Committee continues to believe that the total compensation program for executives of the Company is competitive with the compensation programs provided by other corporations with which the Company competes. It further believes that continuing to link executive compensation to individual and Company performances results in alignment of compensation with corporate goals and stockholder interest. As performance goals are met or exceeded, resulting in increased value to stockholders, executive officers are to be rewarded commensurately. The Committee believes that compensation levels during fiscal year 1995 adequately reflect the compensation goals and policies of the Company.


                         COMPENSATION COMMITTEE OF THE
                               BOARD OF DIRECTORS
                            James C. Roddy, Chairman
                              Richard M. Currence
                              Harry E. Barsh, Jr.